Exhibit 99.2

CPPC - DECORATIVE PRODUCTS CO., LTD.

Financial Statements

For the years ended December 31, 2007, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

CPPC - DECORATIVE PRODUCTS CO., LTD.

Financial Statements

Years Ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

CPPC–Decorative Products Company Limited

We have audited the accompanying balance sheets of CPPC–Decorative Products Company Limited (the “Company”) as of December 31, 2006 and 2007, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the three years ended December 31, 2005, 2006 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPPC–Decorative Products Company Limited at December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years ended December 31, 2005, 2006 and 2007 in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 2, the financial statements for the year ended December 31, 2005 have been restated.

As discussed in Note 5 to the financial statements, in 2006 the Company changed its method of accounting for pension benefits.

As discussed in Note 13 to the financial statements, in 2007 the Company changed its method of accounting for income taxes.

/s/ Ernst & Young Office Limited

Bangkok, Thailand

March 20, 2008

CPPC-Decorative Products Co., Ltd.

Balance Sheets

(In Thousands, U.S. Dollars)

	At December 31,
	2007	2006
ASSETS:
Current assets
Cash and cash equivalents	$1,083	$1,937
Trade account receivables,
Related parties	3,138	2,700
Others, net of allowances of $177 and $97 at December 31, 2007 and 2006, respectively	8,353	7,207
Inventories	9,419	6,991
Refundable value added tax	1,794	1,466
Other current assets	419	293

Total Current Assets	24,206	20,594

Non-current assets
Property, plant and equipment, net	16,344	7,461
Deferred tax asset	897	—
Other non-current assets	1,078	45

Total Non-current Assets	18,319	7,506

Total Assets	$42,525	$28,100

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities
Trade account payables
Related parties	$135	$439
Others	10,616	8,176
Other current liabilities
Related parties	452	260
Others	1,319	1,366

Total Current Liabilities	12,522	10,241

Non-Current liabilities
Deferred tax liability	2,211	—
Liability for unrecognized tax benefit	3,136	—
Statutory severance payment obligation	358	246

Total liabilities	18,227	10,487

Commitments and contingencies	—	—

Shareholders’ Equity
Share Capital
- Authorized, issued and fully paid-up share capital (common share 77,070,000 shares at Baht 10 par value)	20,809	20,809
Additional paid-in-capital	2,114	—
Retained earnings
- Appropriated for statutory reserve	64	64
- Unappropriated	(3,012)	(4,103)
Accumulated other comprehensive income	4,323	843

Total Shareholders’ Equity	24,298	17,613

Total Liabilities and Shareholders’ Equity	$42,525	$28,100

The accompanying notes are an integral part of these financial statements

CPPC-Decorative Products Co., Ltd.

Statements of Operations

(In Thousands, U.S. Dollars)

	Years Ended December 31,
	2007	2006	2005
			(Restated)
			See Note 2
REVENUES
Net sales
Related parties	$13,040	$9,303	$8,998
Others	36,373	35,895	31,509
Other revenues	378	535	261

Total revenues	49,791	45,733	40,768

COSTS AND EXPENSES (INCOME)
Cost of sales
Related parties	2,947	2,554	2,993
Others	44,802	39,008	35,296
Selling and administrative expenses
Related parties	1,411	1,299	1,746
Others	1,962	1,577	1,263
Other income	(1,229)	—	—

	49,893	44,438	41,298

Income (loss) from operations	(102)	1,295	(530)
Interest (income) expense, net	(115)	4	39

Income (loss) before income taxes	13	1,291	(569)
Income tax expense	556	13	13

Net income (loss)	$(543)	$1,278	$(582)

The accompanying notes are an integral part of these financial statements

CPPC-Decorative Products Co., Ltd.

Statements of Changes in Shareholders’ Equity

(In Thousands, U.S. Dollars)

			Retained Earnings (Deficit)
	Issued and Paid-up Share Capital	Additional Paid In Capital	Appropriated for Statutory Reserve	Unappropriated	Accumulated other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
At January 1, 2005 (Unaudited)	$20,809	$—	$64	$(4,587)	$(1,115)	$15,171
Cumulative effect of change from restatement and adjustment				(212)	42	(170)

January 1, 2005, as restated	20,809	—	64	(4,799)	(1,073)	15,001

Net loss (restated)				(582)		(582)	$(582)
Currency translation					(917)	(917)	(917)

Comprehensive loss							$(1,499)

At December 31, 2005	20,809	—	64	(5,381)	(1,990)	13,502

Net income				1,278		1,278	$1,278
Currency translation					1,879	1,879	1,879

Comprehensive income (loss)							$3,157

Adoption of SFAS No. 158					954	954

At December 31, 2006	20,809	—	64	(4,103)	843	17,613

Adoption of FIN 48				(1,366)		(1,366)
Net loss				(543)		(543)	$(543)
Statutory severance payment obligation – net gain					103	103	103
Currency translation					3,377	3,377	3,377

Comprehensive income (loss)							$2,937

Application of push down accounting		2,114		3,000		5,114

At December 31, 2007	$20,809	$2,114	$64	$(3,012)	$4,323	$24,298

The accompanying notes are an integral part of these financial statements

CPPC-Decorative Products Co., Ltd.

Statements of Cash Flows

(In Thousands, U.S. Dollars)

	Years Ended December 31,
	2007	2006	2005
			(Restated)
Operating Activities
Net income (loss)	$(543)	$1,278	$(582)
Adjustments for:
Depreciation and amortization	1,718	1,431	2,466
Provision for doubtful accounts	54	(26)	3
Loss on obsolete inventories	457	—	—
Inventory write-off	—	72	—
Provision for returned goods	48	40	—
Unrealized gain on derivatives instruments	(36)	(9)	(8)
Deferred tax expense	193	—	—
Other	37	—	(9)

Cash flows before working capital changes	1,928	2,786	1,870

Change in working capital:
Trade and other receivables – related parties	154	118	216
Trade and other receivables – others	329	(827)	348
Inventories	(1,253)	676	641
Other current assets	(21)	(369)	(49)
Other current liabilities– related parties	(281)	(301)	275
Other current liabilities – others	271	1	(1,829)
Non-current assets	(51)	(2)	—
Non-current liabilities	297	(82)	24

Cash provided by operating activities	1,373	2,000	1,496

Investing Activities
Purchase of property, plant and equipment	(2,562)	(965)	(567)
Proceeds from disposal of property, plant and equipment	—	—	9

Cash used in investing activities	(2,562)	(965)	(558)

Financing Activities
Short-term debt repayment	—	(479)	(491)

Cash used in financing activities	—	(479)	(491)

Effect of exchange rate on cash	335	184	(50)

Net increase (decrease) in cash and cash equivalents	(854)	740	397
Cash and cash equivalents at beginning of year	1,937	1,197	800

Cash and cash equivalents at end of year	$1,083	$1,937	$1,197

	2007	2006	2005
Cash paid for:
Interest	$5	$12	$41

The accompanying notes are an integral part of these financial statements

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

1	General

CPPC-Decorative Products Co., Ltd., (the “Company”), is a company registered in Thailand on May 17, 1999.

The principal activities of the Company are the manufacture of PVC film products and sponge leather. The major shareholders of the Company are Decorative Products Thailand Inc. which owns approximately 50.1% of the Company and CPPC Public Company Limited which owns approximately 49.9% of the Company. Dividends, profits and liquidation rights are shared by the shareholders based on their respective ownership percentage. On December 31, 2007, OMNOVA purchased all of CPPC’s 49.9% ownership interest in the Company, and as a result, the Company became a wholly-owned subsidiary of OMNOVA. Accordingly, the Company has applied the push down basis of accounting as prescribed under Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 54. SAB No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances” requires the acquired entity to establish a new basis of accounting if the acquisition results in the acquired entity becoming a substantially wholly-owned subsidiary. (see Note 4).

2	Restatement of Previously Issued Financial Statements

The Company has restated its financial statements as of and for the year ended December 31, 2005. As noted in Note 1 above, CPPC Public Company Limited sold its ownership of the Company to the majority owner. During the due diligence review, it was determined that the Company’s previously filed income tax return for the year 2002 contained an error relating to the improper deduction of royalty expense from taxable income. The Company will file an amended return, and as a result, has recognized the tax liability for the correction, as well as the related penalties and interest prior to January 1, 2005. The restatement reflects the opening adjustments to retained earnings for fiscal 2005 and the adjustment to other liabilities for the cumulative amount of taxes, interest and penalties through December 31, 2004. The Company also restated fiscal 2005 to reflect the appropriate interest expense incurred during 2005 related to this error.

Based on the foregoing, the Company has determined the effect of the correction of this error on its previously issued financial statements to be as follows:

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

2	Restatement of Previously Issued Financial Statements (continued)

	As Previously Reported	Restatements	As Restated
As of December 31, 2005:

Liabilities and Shareholders’ Equity

Current Liabilities
Other current liabilities – others	$632	$173	$805
Total current liabilities	9,563	173	9,736

Shareholders’ Equity – at January 1, 2005
Retained earnings (deficit) – unappropriated	(4,587)	(212)	(4,799)
Accumulated other comprehensive loss	(1,115)	42	(1,073)
Total Shareholders’ Equity	15,171	(170)	15,001

Total Liabilities and Shareholders’ Equity

For the year end December 31, 2005:
Loss before income taxes	$(569)	$—	$(569)
Income taxes	—	13	13
Net loss	(569)	(13)	(582)

3	Summary of Significant Accounting Policies

3.1	Basis of presentation

The financial statements are prepared in accordance with generally accepted accounting principles in the United States and are prepared in Thai Baht (“Baht”), which is the Company’s functional currency, and translated into U.S. Dollars for presentation. All amounts presented in this report are in U.S. Dollars, unless otherwise specified.

3.2	Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.3	Foreign currency transactions

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rate prevailing on the transaction date. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Foreign exchange gains (losses) are included in selling and administrative expense and were $169, $248 and $8 in fiscal 2007, 2006, and 2005, respectively.

Assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, while revenue and expenses are translated at the weighted average exchange rates for the year. The resulting translation gains and losses on assets and liabilities are recorded in accumulated other comprehensive income.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

3	Summary of Significant Accounting Policies (continued)

3.4	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes all costs necessary to put the asset in service, including the cost of materials and direct labor.

Subsequent expenditure

Refurbishment costs that extend the useful life of property, plant and equipment are capitalized as additions to the related asset accounts, whereas maintenance and repair costs are recognized as an expense in the period in which they are incurred.

Depreciation

Depreciation is calculated using the straight line method over the estimated useful lives as follows:

No. of Years
Buildings	20
Land and buildings improvements	5, 10
Electricity and water systems	10
Machinery and equipment	5, 10
Tools and equipment	5
Furniture and office equipment	5
Motor vehicles	5

Disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the profit and loss account on the date of retirement or disposal.

3.5	Trade and other receivables

Trade and other receivables, including balances with related parties (see Note 8), are stated at their cost less allowances for doubtful receivables.

The allowance for doubtful receivables is assessed primarily based on analysis of historical experience, customer’s financial condition, credit rating and other relevant factors, which provide an indication that collection is not likely. An accounts receivable is written off after all collection efforts have ceased.

3.6	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Raw material cost is based on purchase cost while work-in-progress and finished goods include the cost of materials, direct labor and an appropriate portion of production overhead costs.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

3	Summary of Significant Accounting Policies (continued)

3.7	Cash and cash equivalents

Cash and cash equivalents comprise all highly liquid instruments with original maturities of 90 days or less.

3.8	Asset impairment

The Company evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a long-lived asset or group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of assets to the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset of asset group over its fair value which is calculated based on a discounted cash flow.

3.9	Employee benefits

Statutory severance payment obligation

The Company is required by Thailand labor law to pay statutory severance to employees who leave employment at their retirement age or are terminated by the Company without cause. Severance payments range from one month to ten months of the employee’s salary, based on service levels. Funding of this plan is not required. Payments are made when the employee is entitled to receive payment. The Company recognizes liability for the benefit obligation based on actuarial assumptions in effect at the end of each respective year.

3.10	Taxation

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (“FIN 48”), which became effective on January 1, 2007 for the Company. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

3	Summary of Significant Accounting Policies (continued)

3.10	Taxation (continued)

The Company’s accounting policy for interest and/or penalties related to underpayments of income taxes is to include interest and penalties in tax expenses. Accrued interest and penalties were $1,186 and $872 as of December 31, 2007 and 2006, respectively.

Based on existing Thailand tax regulations, the tax years of the Company for the years ended December 31, 2002 through 2007 remains subject to examination by the tax authorities.

3.11	Revenue recognition

Sale of goods

Sales must meet the following criteria in order to be recognized as revenue: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; and 4) collection of the sale revenue from the customer is reasonably assured. Revenue is reported net of value added taxes or other sales taxes and is arrived at after deduction of trade discounts. The Company estimates and records provisions for sales returns of defective products in the period the revenue is recognized, based on its experience. This provision is charged to cost of sales.

Sales to the major shareholder, OMNOVA Solutions Inc., totaled 23.1% of the Company’s total net sales in 2007, 17.2% in 2006 and 18.1% in 2005.

Interest income

Interest income is recognized in the statement of income as it accrues.

3.12	Operating leases

The Company leases various property, plant and equipment. Leased property is accounted for under SFAS No. 13 “Accounting for Leases”. Accordingly, leased property that meets certain criteria are capitalized and the present value of the related lease payments are recorded as a liability. All other leases are accounted for as operating leases and the related payments are expensed on a straight-line basis over the term of the lease. Contingent rentals are charged to the income statement in the period in which they are incurred. Amortization of assets under capital leases is computed utilizing the straight-line method over the shorter of the remaining lease term or the estimated useful life.

3.13	Finance costs

Interest expense and other finance charges are expensed in the profit and loss account in the period in which they are incurred and is reported net of interest income.

3.14	Freight costs

The Company reflects the cost of shipping its products to customers as selling and administrative expenses. These costs were $413, $399 and $317 for 2007, 2006 and 2005, respectively.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

3	Summary of Significant Accounting Policies (continued)

3.15	Financial instruments

Financial assets and financial liabilities carried on the balance sheet include cash and deposits at financial institutions, trade receivables and payables, other receivables and payables and borrowings. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies. The Company is mainly exposed to credit, interest rate and currency exchange rate risks which arise in the normal course of business. The carrying value of financial instruments approximates fair value due to the short term maturity of such instruments.

The Company, on a limited basis, uses forward exchange contracts to hedge exposure to exchange rate fluctuations on certain foreign currency monetary transactions. Contracts are written on a short-term basis and are not held for trading or speculative purposes. The Company recognizes derivative instruments as either assets or liabilities in the balance sheets at fair value. The Company has not applied hedged accounting and therefore, changes in the fair value of the derivative instruments have been recorded to the statements of operations.

The Company has no policy to speculate in or engage in the trading of any derivatives.

3.16	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) includes adjustments for foreign currency translation and gain (loss) from defined benefit plans.

3.17	New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The Company is in the process of assessing the impact, if any, that the adoption of this statement may have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for years beginning after November 15, 2007. The Company is in the process of assessing the impact, if any, that the adoption of this statement may have on its financial statements.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

3	Summary of Significant Accounting Policies (continued)

3.17	New accounting pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141 (revised 2007) replaces SFAS No. 141. This statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. This Statement is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The Company is in the process of assessing the impact, if any, that the adoption of this statement may have on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. This statement requires non-controlling interests to be classified as equity in the balance sheet and income and comprehensive income attributed to the non-controlling interest, if any, will be included in income and comprehensive income. This Statement is effective for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The Company is in the process of assessing the impact, if any, that the adoption of this statement may have on its financial statements.

4	Purchase Transaction

As Described in Note 1, on December 31, 2007 one of the Company’s owners, OMNOVA Solutions Inc. (“OMNOVA”), purchased the remaining 49.9% ownership equity of the Company that OMNOVA did not already own from CPPC Public Company Limited for $12,328 in cash and other transaction costs of $481, and a contingent payment of $2,000 based on the achievement of certain 2008 financial results. As a result, the Company became a wholly-owned subsidiary of OMNOVA effective December 31, 2007.

The purchase price from the above acquisition has been “push down” to the financial statements of the Company in accordance with the SEC’s Staff Accounting Bulletin (“SAB”) No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances”. In applying push down basis of accounting, the fair value of the assets acquired and liabilities assumed in the acquisition has been reflected on the financial statements of the Company and the purchase has been accounted for as a step acquisition in accordance with SFAS No. 141, “Business Combinations”.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

4	Purchase Transaction (continued)

OMNOVA is currently performing a fair-value analysis of the assets acquired and liabilities assumed. This fair-value analysis is expected to be completed by June 30, 2008. The preliminary purchase price allocation, which is subject to change, is as follows:

Current assets	$12,103
Property, plant & equipment	11,342
Other assets	1,021

Total assets	24,466

Current liabilities	$6,262
Deferred tax liability	2,192
Other liabilities	1,203

Total liabilities	9,657

Purchase consideration	$14,809

The net increase in fair value measurement of assets and liabilities is recorded as a capital contribution by OMNOVA in Additional paid-in-capital.

5	Adoption of New Accounting Pronouncement

Effective December 31, 2006, the Company adopted the recognition provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other post-retirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through other comprehensive income. This Statement also requires plan assets and obligations to be measured as of the employer’s balance sheet date. The measurement provision of this Statement will be effective for fiscal years beginning after December 15, 2008, with early application encouraged. The Company has not yet adopted the measurement provisions of this Statement and is in the process of determining the impact of the adoption of this measurement provision on the Company’s consolidated financial statements.

Prior to the adoption of the recognition provisions of SFAS No. 158, the Company accounted for its post-employment plan under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” SFAS No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employees’ service rendered to date. Under SFAS No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of SFAS No. 158, the Company recognized the amounts of prior changes in the funded status of its post-retirement benefit plan through accumulated other comprehensive income. As a result, the Company recognized the following adjustments in individual line items of its Balance Sheet as of December 31, 2006:

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

5	Adoption of New Accounting Pronouncement (continued)

	As at December 31, 2006
	Prior to Application of SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at December 31, 2006
Statutory severance payment obligation	$1,200	$(954)	$246
Total liabilities	$11,441	$(954)	$10,487
Accumulated other comprehensive income (loss)	$(111)	$954	$843
Total shareholders’ equity	$16,659	$954	$17,613

The adoption of SFAS No. 158 had no effect on the Company’s statement of operations for the year ended December 31, 2006, or for any prior period presented and is not expected to affect the Company’s operating results in future periods.

As of December 31, 2007 and 2006, included in accumulated other comprehensive loss was unrecognized actuarial gains of $1,056 and $954, respectively. The estimated actuarial gain that will be recognized in net periodic post-retirement benefit obligation expense during 2008 is $52.

6	Property, Plant and Equipment

	As at December 31,
	2007	2006
Machinery and equipment	$29,000	$19,310
Buildings	4,995	3,425
Electricity and water systems	2,682	1,854
Tools and equipment	1,988	1,176
Buildings and land improvements	910	558
Furniture and office equipment	1,013	658
Motor vehicles	1,230	239

	41,818	27,220
Accumulated depreciation	(25,474)	(19,759)

Total	$16,344	$7,461

Depreciation expense was $1,718, $1,431 and $2,466 in 2007, 2006 and 2005, respectively.

7	Inventories - Net

	As at December 31,
	2007	2006
Raw materials	$4,739	$3,204
Finished goods:	3,577	3,010
Work-in-progress	1,475	679
Factory supplies and spare parts	788	642

Total	10,579	7,535
Less allowances and other reserves	(1,160)	(544)

Net	$9,419	$6,991

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

8	Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Transactions with related parties are conducted at prices based on market prices or at contractually agreed prices where no market prices exist. Significant balances as at each balance sheet date and transactions for the fiscal years then ended with related parties are as follows:

As of December 31, 2007 and 2006, the outstanding balances with related parties, which are included in the balance sheets, are as follows:

	2007	2006
Trade account receivables
- OMNOVA Solutions Inc.****	$2,761	$1,760
- Kasetphand Industry Company Limited*	124	685
- CPPC Public Company Limited**	88	8
- Muraspec Limited***	37	215
- K.S.P. Equipment Company Limited*	52	28
- Others	76	4

Total	$3,138	$2,700

Non current asset
CPPC Public Company Limited** +	$966	$—

Trade account payables
- CPPC Public Company Limited**	$70	$21
- Vinythai Public Company Limited*	33	359
- Others	32	59

Total	$135	$439

Other current liabilities
- OMNOVA Solutions Inc.****	$229	$194
- CPPC Public Company Limited**	191	66
- Others	32	—

Total	$452	$260

*	Affiliates of CPPC Public Company Limited
**	CPPC Public Company Limited (“CPPC”) was a related party prior to December 31, 2007 (see Note1), the Company has presented balances with CPPC and its affiliates as related party balance as of December 31, 2007 for comparative purposes.
***	A company related to the parent company.
****	Parent company.
+	Represents a tax indemnification agreement between CPPC Public Company Limited and OMNOVA Solutions Inc. related to the purchase transaction (see note 4).

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

8	Transactions with Related Parties (continued)

Significant revenues, costs and expenses arising from transactions with related parties for each of the fiscal years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Net Sales
- OMNOVA Solutions Inc.****	$11,398	$7,784	$7,335
- Kasetphand Industry Company Limited*	401	751	792
- Muraspec Limited***	287	390	480
- CPPC Public Company Limited**	415	174	209
- Others	539	204	182

Total	$13,040	$9,303	$8,998

Other income
- Kasetphand Industry Company Limited*	$84	$93	$96
- CPPC Public Company Limited**	41	—	81
- Others	45	44	62

Total	$170	$137	$239

Purchases of raw materials
- CPPC Public Company Limited**	$1,034	$983	$506
- Vinythai Public Company Limited*	898	849	521
- CG-Omnova Decorative Products (Shanghai) Co. Ltd.***	314	—	—
- C.E. Industry Services Company Limited*	220	—	—
- OMNOVA Solutions Inc.****	—	84	237
- Others	3	155	133

Total	$2,469	$2,071	$1,397

Management and service fees
- CPPC Public Company Limited**	$971	$786	$876
- OMNOVA Solutions Inc.****	248	350	566

Total	$1,219	$1,136	$1,442

Utilities
- CPPC Public Company Limited**	$117	$108	$949

Rental expense
- CPPC Public Company Limited**	$192	$163	$163

Other expenses
- Allianz C.P. General Insurance Company Limited*	$103	$160	$131
- C.P. Intertrade Company Limited*	89	—	—
- C.E. Industry Services Company Limited*	61	59	121
- Dynamic Logistics Company Limited*	—	—	268
- Others.	108	156	268

Total	$361	$375	$788

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

8	Transactions with Related Parties (continued)

*	Affiliates of CPPC Public Company Limited
**	CPPC Public Company Limited (“CPPC”) was a related party prior to December 31, 2007 (see Note1), the Company has presented balances with CPPC and its affiliates as related party balance as of December 31, 2007 for comparative purposes.
***	A company related to the parent company.
****	Parent company.

Significant contracts entered into by the Company and related parties outstanding as at December 31, 2007 are as follows:

Technical Assistance Agreement

The Company has entered into a technical assistance agreement with OMNOVA Solutions Inc. whereby such company agreed to provide the Company with technical information and know-how in manufacturing. In this connection, the Company agreed to pay a royalty fee computed on a formula as stipulated in this agreement. The term of the agreement is 10 years, expiring December 31, 2008.

Services Agreement

The Company entered into two services agreements with OMNOVA Solutions Inc. whereby such company agreed to provide the Company with assistance in operations. In consideration thereof, the Company agreed to pay a fixed service fee as stipulated in the agreements. The terms of these agreements were for three years expiring on December 31, 2007 and 2008, and they can be extended for a period of three years upon written notice at least 90 days before their expiration.

Lease Agreements

The Company has entered into various lease agreements with CPPC Public Company Limited whereby such company agreed to lease the Company land, certain facilities, machinery and equipment and office buildings. The lease agreement for the land is for a term of three years with a fee of approximately $208 per annum and automatically renews for additional three year periods, up to 30 years, unless a notice with proper reasons is provided by the Company prior to the expiration of the lease.

9	Trade and Other Receivables

The Company’s accounts receivable are generally unsecured and are not backed by collateral from its customers. The allowance for doubtful accounts was $177 and $97 at December 31, 2007 and 2006, respectively. Write-offs of uncollectible accounts receivable totaled $0 in 2007, $6 in 2006 and $1 during 2005. The provision (recovery) for bad debts totaled $54 in 2007, $(26) in 2006 and $3 in 2005.

10	Short-Term Loans from Financial Institutions

As of December 31, 2007, the Company had credit facilities with certain financial institutions. These credit facilities are comprised of promissory note lines totaling Baht 90 million ($3.1 million), overdraft facilities of Baht 60 million ($2.0 million) and letter of credit and trust receipt facilities totaling Baht 230 million ($7.8 million). Promissory note lines bear interest at the minimum loan rate, which is currently between 7.5% and 8.0%. Overdraft facilities bear interest at rates between 7.125%and 8.0%. The letter of credit facilities bear interest at LIBOR plus 1.625%. As of December 31, 2007 and 2006 there were no amounts outstanding on either the promissory notes or overdraft facilities and as of December 31, 2007, the Company had outstanding letters of credit of $1,261 and JPY 2,820.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

11	Statutory Reserve

Under the Civil and Commercial Code in Thailand, the Company is required to appropriate at least 5% of net profit to the statutory reserve account at each distribution of dividend until the statutory reserve balance reaches 10% of the Company’s share capital.

12	Accumulated Other Comprehensive Loss

The components of accumulated comprehensive loss are as follows:

	Years Ended December 31,
	2007	2006	2005
Foreign currency translation adjustments	$3,267	$(111)	$(1,990)
Employee severance liability	1,056	954	—

Accumulated comprehensive loss	$4,323	$843	$(1,990)

The amounts included in accumulated other comprehensive loss for 2007 and 2006 relating to the Company’s employee severance liability were as follows:

	2007	2006
Net loss arising during period	$49	$—
Amortization of net gain	63	—
Currency translation	(9)	—
Adoption of SFAS No. 158	—	954

Net change in net gain	$103	$954

13	Income Taxes

The Company is subject to tax regulations under tax laws enacted in Thailand, and accordingly, the Company is subject to a statutory tax rate of 30%.

Income tax expense for 2007, 2006 and 2005 consists of the following components:

	2007	2006	2005 (restated)
Current tax expense	$363	$13	$13
Deferred tax expense	193	—	—

Total	$556	$13	$13

As a result of the adoption of FIN 48, the Company recorded a liability for unrecognized tax benefits of $2,255 (including interest and penalties of $739) which was charged to retained earnings at January 1, 2007. Additionally, the Company recognized $889 for the deferred tax benefit which is more likely than not of being utilized as a result of recognizing these unrecognized tax benefits, and is recorded as a non current deferred tax asset. Of this total, $1,366 represents the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

13	Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits excluding interest and penalties is as follows:

Opening balance January 1, 2007	$1,516
Additions based on tax positions related to the current year	275
Currency translation effects	339

Closing balance December 31, 2007	$2,130

As of December 31, 2007, the Company has recognized a liability of $3,136 for its unrecognized tax benefits consisting of tax of $2,130 and interest and penalties of $1,006.

During the next twelve months, the Company does not anticipate any significant changes to the amount of its unrecognized tax benefits. However, due to ongoing tax examinations, additional unrecognized tax benefits and interest and penalties, it is not possible to estimate additional net increases or decreases to the Company’s unrecognized tax benefits during the next twelve months.

For the years 2007, 2006 and 2005, the Company has charged interest and penalties due to tax authorities to income tax expense of $110, $13 and $13, respectively.

As of December 31, 2007, the Company has NOL’s totaling approximately $3.0 million which will expire as follows: 2009 - $2.4 million and 2010 - $0.6 million. For 2006, the Company utilized $1,500 of NOL carryforwards. In 2005, the Company had no taxable income.

The deferred tax asset, deferred tax liability and the valuation allowance are as follows:

	Year Ended December 31,
	2007	2006
Deferred tax assets:
NOL’s and other carryforwards	$878	$889
Reserve for inventory	348	163
Allowance for doubtful debt	53	29
Reserve for returned goods	31	13
Statutory severance liability	119	74

	1,429	1,168
Valuation allowance	(532)	(1,165)

Total deferred tax asset	$897	$3

Deferred tax liability:
Property, plant and equipment	$(2,192)	$—
Derivative instruments	(19)	(3)

Total deferred tax liability	$(2,211)	$(3)

Deferred tax liabilities for the increase in fair value of property, plant and equipment are attributable to the excess of fair value over the recorded value recognized as a result of the purchase transaction as described in Note 4.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

13	Income Taxes (continued)

A reconciliation of the Company’s effective tax rate is as follows:

	2007	2006	2005 (restated)
Statutory rate (30%)	$4	$387	$(171)
Uncertain tax benefits	347	—	—
Provisions for inventories	151	14	(2)
Provisions for bad debts	16	8	1
Utilization of NOL’s	—	(408)	145
Non-deductible expenses—other	38	12	40

Total	$556	$13	$13

14	Commitments and Contingencies

From time to time, the Company is subject to various claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company’s business. The ultimate resolution of any litigation is inherently unpredictable. As a result, the Company’s estimates of liability, if any, are subject to change and actual results may materially differ from the Company’s estimates. In addition, the effect that the ultimate resolution of these matters may have on the financial condition, results of operations or cash flow of the Company is difficult to predict because any such effect depends on both future results of operations and the amount and timing of the resolution of these matters. However, based on information currently available to the Company, the Company has not recorded any material accruals for probable loss contingencies and does not believe it is reasonably possible that the ultimate resolution of these matters to have a material affect on the financial condition, results of operations or cash flows of the Company.

15	Financial Instruments

Financial risk management objectives and policies

The Company is exposed primarily to credit, interest rate and currency exchange rate risks which arise in the normal course of business. There are no written risk management policies and guidelines which set out its overall business strategies, its tolerance of risk and its general risk management philosophy.

Credit risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

The Company has established credit limits for customers and monitors their balances to mitigate its risk of loss.

At the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

15	Financial Instruments (continued)

Foreign currency risk

The Company incurs foreign currency risk on sales and purchases denominated in other than Thai Baht. The currencies giving rise to this risk are primarily the U.S. dollar.

The Company enters into forward exchange contracts to hedge a portion of its foreign currency transactions on a continuing basis for periods of less than one year, consistent with its exposures. The hedging minimizes the impact of foreign exchange rate movements on the Company’s operating results. The notional amount of outstanding foreign exchange contracts, translated at current rates, was $7.6 million and JPY2.8 million as of December 31, 2007 and $5.2 million at December 31 2006. As of December 31, 2007, the fair value of forward contracts of $51 and $15 were recorded as other current assets and other current liabilities, respectively. As of December 31, 2006, the fair value of forward contracts of $1 and $1 were recorded as other current assets and other current liabilities, respectively. For the years ended December 31, 2007, 2006 and 2005, gains (losses) arising from changes in the fair value of derivative instruments amounted to $58, $1 and $1, respectively and are included in selling and administrative expenses.

Interest rate risk

The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s promissory note line. The promissory note line bears interest at variable rates and therefore its carrying values approximates its fair value. The Company does not use derivative financial instruments to hedge its exposure.

16	Lease Commitments

The Company leases certain facilities, machinery and equipment and office buildings under long-term, non-cancelable operating leases. The leases generally provide for renewal options of 3 years and require the Company to pay for utilities, insurance, taxes and maintenance. Rent expense was $268 in 2007, $225 in 2006 and $220 in 2005. Future minimum commitments, including leases with former related parties (see Note 8), at December 31, 2007 for existing operating leases are $246 in 2008, $228 in 2009, $207 in each of 2010, 2011 and 2012, and $5,196 after 2012.

17	Employee Benefits

The Company is required by Thailand labor law to pay severance to employees who leave employment at their retirement age or are terminated by the Company without cause. The payments range from one month to ten months of salary, based on length of service. Funding of this obligation is not required. Payments are made when the employee is entitled to receive payment. There were no severance payments during 2007. During 2006, severance payments were $37. Estimated future benefit payments are as follows: approximately $40 in 2008, $13 in 2009, $0 in 2010, $7 in 2011, $9 in 2012 and $240 from 2013 through 2018.

Significant assumptions used by the Company in the determination of the liability are as follows:

	2007	2006	2005
Discount rate	5.5%	5.5%	5.5%
Annual rates of salary increases	4.5%	4.5%	4.0%
Measurement date	September 30	September 30	September 30

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

17	Employee Benefits (continued)

The discount rate reflects the weighted average expected rate as of December 31 at which pension liabilities could be effectively settled when due. The discount rate used considers rates on government bonds. The annual rate of salary increases reflects the weighted average expected annual salary increase over the term of the liability.

The accumulated benefit obligation of this plan was $235 and $148 at December 31, 2007 and 2006, respectively.

In accordance with SFAS No. 158, the Company recognized a liability for the underfunded status of its severance liability of $398 and $246 as of December 31, 2007 and 2006, respectively. Additionally, the Company recognized in accumulated other comprehensive loss the net actuarial gain of $1,056 and $954 at December 31, 2007 and 2006, respectively. Future changes to the funded status of these plans will be recognized in the year in which the change occurs through other comprehensive income (loss).

	Severance Liability
	2007	2006
Change in Benefit Obligation
Benefit obligation at beginning of year	$246	$1,132
Service cost	33	25
Interest cost	16	14
Actuarial (gain) loss	49	(1,040)
Benefits paid net of retiree contributions	—	(39)
Currency translation	54	154

Benefit Obligation at End of Year	$398	$246

Funded Status	$(398)	$(246)
Unrecognized actuarial gain	(1,056)	(954)

Funded Status at End of Year	$(1,454)	$(1,200)

Amounts Recognized in the Consolidated Balance Sheets
Current liability	$(40)	$—
Non-current liability	(358)	(246)
Accumulated other comprehensive loss	(1,056)	(954)

Net Amount Recognized	$(1,454)	$(1,200)

CPPC-Decorative Products Co., LTD.

Notes to the Financial Statements

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, U.S. Dollars)

17	Employee Benefits (continued)

The net periodic benefit (cost) is as follows:

	2007	2006	2005
Service cost	$33	$25	$43
Interest cost	16	14	53
Amortization of net actuarial gain	(63)	(55)	—

Total	$(14)	$(16)	$96

Other Changes Recognized in Other Comprehensive Loss:
Net loss arising during period	$49
Amortization of net actuarial gain	63
Currency translation	(9)

	$103

As of December 31, 2007 and 2006, the amount included in accumulated other comprehensive loss that has not yet been recognized in net periodic benefit cost consist of net actuarial gains of $1,056 and $954 respectively.

The estimated net gain that will be amortized from accumulated other comprehensive loss during 2007 is $63.

18	Other Income

During 2007, a fire occurred at one of the Company’s facilities which resulted in the shut-down of production for two months. The Company claimed and received $548 for business interruption insurance and machine replacement of $747, resulting in a gain of $1,229 for the year ended December 31, 2007.